Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Waddell & Reed Financial, Inc.:

We consent to the incorporation by reference in the Registration Statements No. 333-65827 and 333-44528 on Forms S-8 and No. 333-43862 and 333-131271 on Forms S-3 of Waddell & Reed Financial, Inc. of our reports dated February 28, 2008, with respect to the consolidated balance sheets of Waddell & Reed Financial, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007; and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of Waddell & Reed Financial, Inc.  Our report refers to a change in method of accounting for pension plan and postretirement obligations.

Kansas City, Missouri
February 28, 2008